Exhibit 99.1

For Immediate Release
July 22, 2004

SAP Announces 2004 Second Quarter and Six Months Results

Company Reports 15% Growth in Software Revenues for the Second Quarter
Operating Income Increases 15% and Net Income Rises 14% for the Second Quarter
Company Continued to Gain Share Against its Peer Group

     NEW YORK/WALLDORF — July 22, 2004 — SAP AG (NYSE: SAP) today announced its preliminary financial results for the second quarter and six months ended June 30, 2004. Highlights of the results are as follows.

HIGHLIGHTS — Second Quarter 2004

Revenues

•	Software revenues were €497 million (2003: €431 million), representing an increase of 15% compared to 2003. At constant currencies[1], software revenues increased 17% year-over-year.

•	Software revenues in the U.S. increased 63% to €140 million (2003: €86 million). At constant currencies[1], software revenues in the U.S. increased 70% year-over-year.

•	Total revenues were €1.8 billion (2003: €1.6 billion), which was an increase of 9% compared to 2003. At constant currencies[1], total revenues increased 11% year-over-year.

Income

•	Operating income was €391 million (2003: €340 million), which was an increase of 15% compared to last year. Pro forma operating income[2] was €428 million (2003: €388 million), representing an increase of 10% compared to 2003.

•	The operating margin was 22%, which was up 1 percentage point year-over-year. The pro forma operating margin[2] was 24%, which represented the same level as 2003.

SAP Reports 2004 Second Quarter and Six Month Results	Page 2

•	Net income was €249 million (2003: €219 million), or €0.80 per share (2003: €0.71 per share), representing an increase of 14% compared to 2003. Pro forma net income[2] was €273 million (2003: €253 million), or pro forma €0.87 per share[2] (2003: €0.81 per share), representing an increase of 8% compared to 2003.

Peer Group Share

•	With approximately $600 million in software revenues on a quarter-end U.S. dollar exchange rate basis, SAP continued to gain worldwide share against its peer group. On a rolling four quarter basis, the Company’s worldwide share against its peer group (defined as SAP and the four companies mentioned in footnote 3) based on software revenues was 55% at the end of the second quarter of 2004 compared to 51% at the end of the second quarter of 2003.

•	On a rolling four quarter basis, the Company’s U.S. share against its peer group (defined as SAP and the four companies mentioned in footnote 4) based on software revenues was 37% at the end of the second quarter of 2004 compared to 29% at the end of the second quarter of 2003.

HIGHLIGHTS — Six Months 2004

Revenues

•	Six month software revenues were €867 million (2003: €783 million), representing an increase of 11% compared to the same period in 2003. At constant currencies[1], software revenues increased 14% for the six month period.

•	Total revenues for the first half were €3.3 billion (2003: €3.2 billion), which was an increase of 6% compared to 2003. At constant currencies[1], total revenues increased 9% for the first half.

Income

•	Operating income for the six month period was €724 million (2003: €638 million), which was an increase of 13% compared to the same period last year. Pro forma operating income[2] was €760 million (2003: €692 million), representing an increase of 10% compared to 2003.

•	The operating margin for the first half of 2004 was 22%, which was up 2 percentage points compared to the first half of 2003. The pro forma operating margin[2] for the six month period

SAP Reports 2004 Second Quarter and Six Month Results	Page 3

was 23%, which represented an increase of 1 percentage point compared to the same period in 2003.

•	Net income for the 2004 six month period was €478 million (2003: €405 million), or €1.54 per share (2003: €1.31 per share), representing an increase of 18% compared to the 2003 six month period. Pro forma net income[2] was €502 million (2003: €453 million), or pro forma €1.61 earnings per share[2] (2003: €1.45 per share), representing an increase of 11% compared to 2003.

Cash Flow

•	Operating cash flow was €1.2 billion (2003: €804 million), which was an increase of 45% compared to last year. Free cash flow[2] as a percentage of total revenues was 33% (2003: 23%). At June 30, 2004, the Company had €2.8 billion in liquid assets (June 30, 2003: €1.8 billion), representing a 55% increase compared to last year.

     “We are seeing a clear trend in the industry. Customers are demanding reliability, financial strength, innovative capabilities and a broad product portfolio from their software partners. Our ability to deliver on all four of these qualities along with the investments we have made in expanding our product offerings and technology have all contributed to our continued share gains against our peer group,” said Henning Kagermann, CEO of SAP. “We continue to experience a sound economic environment in the U.S. while our European business is showing signs of stabilization in a more subdued economy. We remain committed to investing in R&D and strengthening our sales force with the expectation of turning additional market opportunities into further share gains.”

SAP Reports 2004 Second Quarter and Six Month Results	Page 4

BUSINESS OUTLOOK

     SAP has not changed its outlook for 2004, which is as follows:

•	Software revenues are expected to increase by around 10% compared to 2003.

•	The pro forma operating margin, which excludes stock-based compensation and acquisition-related charges, is expected to increase by around one percentage point compared to 2003.

•	Pro forma earnings per share, which excludes stock-based compensation, acquisition-related charges and impairment-related charges, are expected to be in the range of €4.20 to €4.30 per share.

•	The outlook is based on an assumed U.S. Dollar to Euro exchange rate of $1.25 per €1.00.

BUSINESS REVIEW — Second Quarter and Six Months 2004

Second Quarter 2004 key figures at a glance (in €millions)
SAP Group

	2Q 2004	2Q 2003	Change	% Change
Revenues	1,781	1,638	+143	+9%
Software revenues	497	431	+66	+15%
Income before taxes	391	347	+44	+13%
Net income	249	219	+30	+14%
Headcount, in FTE (Jun. 30)	30,945	28,961	1,984	+7%

Second Quarter 2004 Software Revenue by Region (in €millions)
SAP Group

	Revenue	Revenue
	2Q 2004	2Q 2003	Change	% Change
Total	497	431	+66	+15%
- at constant currency rates				+17%
EMEA	266	261	+5	+2%
- at constant currency rates				+1%
Asia Pacific	69	58	+11	+19%
- at constant currency rates				+17%
Americas	162	112	+50	+45%
- at constant currency rates				+52%

SAP Reports 2004 Second Quarter and Six Month Results	Page 5

     The Americas region, specifically the U.S., continued to be the growth driver for SAP in the second quarter. Software revenues in the U.S. increased 63% year-over-year, but at constant currencies1 U.S. software revenues were 70% higher. The Company believes that it continued to significantly outperform its U.S. based peer group in the U.S. In the EMEA region, the Company is experiencing a slow, but stable recovery as demonstrated by the 2% increase (1% at constant currencies1) in software revenues for the second quarter. Germany trended upward from the first quarter to the second quarter with a strong 10% year-over-year growth in software revenues. The APA region reported a 19% increase (17% at constant currencies1) in software revenues for the second quarter with another quarter of solid growth coming from the emerging market countries of China and India. Japan, like EMEA, saw a better performance in the second quarter indicating some stabilization in that country. Software revenues in Japan grew 8% (5% at constant currencies1) compared to the second quarter of 2003.

Second Quarter 2004 Total Revenue by Region (in €millions)
SAP Group

	Revenue	Revenue
	2Q 2004	2Q 2003	Change	% Change
Total	1,781	1,638	+143	+9%
- at constant currency rates				+11%
EMEA	994	942	+52	+6%
- at constant currency rates				+5%
Asia Pacific	209	190	+19	+10%
- at constant currency rates				+9%
Americas	578	506	+72	+14%
- at constant currency rates				+21%

SAP Reports 2004 Second Quarter and Six Month Results	Page 6

Six Months 2004 Key figures at a glance (in €millions)
SAP Group

	6M 2004	6M 2003	Change	% Change
Revenues	3,337	3,158	+179	+6%
Software revenues	867	783	+84	+11%
Income before taxes	755	658	+97	+15%
Net income	478	405	+73	+18%
Headcount, in FTE (Jun 30)	30,945	28,961	1,984	+7%

Six Months 2004 Software Revenue by Region (in €millions)
SAP Group

	Revenue	Revenue
	6M 2004	6M 2003	Change	% Change
Total	867	783	+84	+11%
- at constant currency rates				+14%
EMEA	463	466	-3	-1%
- at constant currency rates				-1%
Asia Pacific	115	117	-2	-2%
- at constant currency rates				0%
Americas	289	200	+89	+45%
- at constant currency rates				+57%

Six Months Total Revenue by Region (in €millions)
SAP Group

	Revenue	Revenue
	6M 2004	6M 2003	Change	% Change
Total	3,337	3,158	+179	+6%
- at constant currency rates				+9%
EMEA	1,865	1,796	+69	+4%
- at constant currency rates				+4%
Asia Pacific	394	388	+6	+2%
- at constant currency rates				+4%
Americas	1,078	974	+104	+11%
- at constant currency rates				+21%

SAP Reports 2004 Second Quarter and Six Month Results	Page 7

Six Months Software Revenue by Solution (in €millions)5
SAP Group

	Q1 2004	Q2 2004
ERP	156	205
SCM	81	107
CRM	71	110
SRM	24	27
PLM	31	29
Other	7	19

Total Software Revenue	370	497

KEY EVENTS IN THE SECOND QUARTER OF 2004

•	In the second quarter, SAP demonstrated strong momentum, announcing major deals in all key regions. These included in the Americas: Adobe System, Citrix, Massachusetts Mutual Life Insurance and Pepsi Co (all in the US), Petroflex Industria e Comercia (Brazil); in EMEA: Akzo Nobel (Netherlands), Swarovski (Austria), Thyssen Krupp and Vodafone (Germany), Yves Rocher (France), Mediaset (Italy) and South African Post Office (South Africa); and in Asia Pacific: NEC Micro Systems, Cosmo Oil, Yokohama Rubber (all Japan), National Australian Bank (Australia), Hyundai Heavy Industries (Korea), Shanghai Municipal Electric Power (China), and Jet Airways and Tata Motors (both India).

•	SAP hosted its annual SAPPHIRE conferences in North America (New Orleans), Australia (Brisbane) and Japan (Tokyo). The conferences attracted in total more than ten thousand customers, prospects, and partners, and served as forums in which SAP presented new products and developments. SAP’s NetWeaver integration and applications platform was a focal point at the SAPPHIRE conferences this year. During SAPPHIRE ’04 in New Orleans, SAP introduced new adaptive computing capabilities for NetWeaver. The new functionalities are designed to help customers leverage existing investments, drive enhanced customer efficiencies and improve flexibility.

•	SAP and IBM announced a major retail partnership in May during the SAPPHIRE conference in New Orleans. The deal is an expansion of a global strategic alliance aimed at enabling leading retailers to strategically transform their businesses to meet rapidly changing consumer demands and global competition. SAP and IBM jointly agreed to promote the end-to-end retail offering comprised of SAP and IBM retail solutions and technologies, leveraging in particular IBM store capabilities and SAP retail business solutions.

•	SAP and Microsoft also announced a significant expansion of their long-standing relationship during SAPPHIRE ’04 in New Orleans. The partnership is based on a shared commitment to Web services as the foundation for the next generation of enterprise software. The two companies detailed a road map for deeper integration between Microsoft®.NET and SAP NetWeaver™, the companies’ respective strategic platform

SAP Reports 2004 Second Quarter and Six Month Results	Page 8

initiatives, allowing customers to get more out of business-critical SAP® applications and technologies running in collaboration with Microsoft ..NET. The jointly developed solutions will greatly enhance access to SAP NetWeaver functionality for developers using Microsoft Visual Studio® ..NET and will increase the interoperability between SAP solutions and the Microsoft Office System.

•	SAP acquired A2i, Inc., a privately held software company, to broaden master data management capabilities of the SAP NetWeaver open integration and applications platform. The acquisition was part of SAP’s continuing strategy to identify and acquire businesses that can enhance SAP’s ability to deliver the most innovative suite of products available, helping customers address specific business challenges for competitive advantage.

Investor Conference / Webcast

SAP senior management will host an investor conference in New York today at 2:00 PM (CET) / 1:00 PM (GMT) / 8:00 AM (Eastern) / 5:00 AM (Pacific). The conference will be web cast live at <http://www.sap.com/investor> and will be available for replay purposes as well.

Footnotes

1)	Constant currency data excludes the impact of currency exchange rates.

2)	The press release discloses certain financial measures, such as pro forma EBITDA, free cash flow, pro forma operating income, pro forma net income and pro forma EPS, that are considered non-GAAP financial measures. The non-GAAP measures included in our press release have been reconciled to the nearest GAAP measure as is required under SEC rules regarding the use of non-GAAP financial measures. Pro forma operating income and pro forma operating margin exclude stock-based compensation and acquisition-related charges. Pro forma net income and pro forma earnings per share exclude stock-based compensation, acquisition-related charges and impairment-related charges.

3)	Beginning in the first quarter of 2004, the Company’s peer group changed, better reflecting what SAP believes it to be its peer group of major global business applications providers. Worldwide share of what SAP considers to be its peer group of Microsoft Corp. (Business Solutions segment only), Oracle Corp. (business applications only), PeopleSoft, Inc. and Siebel Systems, Inc. is based on comparable software revenues in U.S. dollars (for vendors that did not yet announce or pre-announce software revenues, analyst estimates were used). SAP’s results have been converted into U.S. dollars. Until the end of 2003, SAP considered its peer group to be i2 Technologies, Inc., Oracle Corp. (business applications only), PeopleSoft, Inc. and Siebel Systems, Inc. Based on the peer group used in 2003, SAP’s share would have been 61% in the second quarter of 2004.

4)	Beginning in the first quarter of 2004, the Company’s peer group changed, better reflecting what SAP believes it to be its peer group of major global business applications providers. U.S. share of what SAP considers to be its peer group of Microsoft Corp. (business solutions segment only), Oracle Corp. (business applications only), PeopleSoft, Inc. and Siebel Systems,

SAP Reports 2004 Second Quarter and Six Month Results	Page 9

Inc. is based on comparable U.S. software revenues in U.S. dollars (for vendors that did not yet announce or pre-announce software revenues, analyst estimates were used, and for some vendors U.S. software revenues are estimated). SAP’s results have been converted into U.S. dollars. Until the end of 2003, SAP considered its peer group to be i2 Technologies, Inc., Oracle Corp. (business applications only), PeopleSoft, Inc. and Siebel Systems, Inc. Based on the peer group used in 2003, SAP’s share would have been 42% in the second quarter of 2004.

5)	These figures include revenues from designated solution contracts, as well as figures from integrated solution contracts, which are allocated based on usage surveys provided by SAP’s customers. Beginning in 2004, the Company changed its usage surveys for determining software revenues by solution. The usage surveys no longer include certain technology components, including BI and Portals since all technology components are now integrated with SAP NetWeaver. No prior comparable figures are available using the new method. For prior years’ information under the old method, please refer to SAP’s annual report on Form 20F.

About SAP

SAP is the world’s leading provider of business software solutions. SAP® solutions are designed to meet the demands of companies of all sizes—from small and midsize businesses to global enterprises. Powered by the SAP NetWeaver™ open integration and application platform to reduce complexity and total cost of ownership and empower business change and innovation, mySAP™ Business Suite solutions are helping enterprises around the world improve customer relationships, enhance partner collaboration and create efficiencies across their supply chains and business operations. The unique core processes of various industries, from aerospace to utilities, are supported by more than 25 SAP industry solutions. Today, more than 23,400 customers in over 120 countries run more than 79,800 installations of SAP® software. With subsidiaries in more than 50 countries, the company is listed on several exchanges, including the Frankfurt stock exchange and NYSE under the symbol “SAP.” (Additional information at <http://www.sap.com>)

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect SAP’s future financial results are discussed more fully in SAP’s filings with the U.S. Securities and Exchange Commission (“SEC”), including SAP’s Annual Report on Form 20-F for 2003 filed with the SEC on March 23, 2004. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

Copyright © 2004 SAP AG. All rights reserved.
SAP, R/3, mySAP, mySAP.com, xApps, xApp, SAP NetWeaver and other SAP products and services mentioned herein as well as their respective logos are trademarks or registered trademarks of SAP AG in Germany and in several other countries all over the world. All other product and service names mentioned are the trademarks of their respective companies. Data contained in this document serves informational purposes only. National product specifications may vary.

For more information, press only:

Herbert Heitmann, +49 170-8555098, herbert.heitmann@sap.com, EST
Markus Berner, +49 160-8896462, markus.berner@sap.com, EST

For more information, financial community only:

Stefan Gruber, +49 (6227) 7-44872, investor@sap.com, CET
Martin Cohen, +1 (212) 653-9619, investor@sap.com, EST

(Tables to follow)

SAP Reports 2004 Second Quarter and Six Months Results	Page 10

Consolidated Income Statements
SAP Group  2. Quarter

(unaudited)

(in EUR millions)

	2004	2003	%
Software revenue	497	431	15%
Maintenance revenue	698	633	10%
Product revenue	1.195	1,064	12%
Consulting revenue	487	479	2%
Training revenue	78	75	4%
Service revenue	565	554	2%
Other revenue	21	20	5%
Total revenue	1.781	1.638	9%

Cost of product	-200	-189	6%
Cost of service	-439	-411	7%
Research and development	-261	-241	8%
Sales and marketing	-400	-358	12%
General and administration	-93	-99	-6%
Other income/expenses, net	3	0	N/A
Total operating expense	-1.390	-1.298	7%

Operating income	391	340	15%

Other non-operating income/ expenses, net	-11	2	-650%
Financial income, net	11	5	120%
Income before income taxes	391	347	13%

Income taxes	-141	-127	11%
Minority interest	-1	-1	0%
Net income	249	219	14%

Basic earnings per share (in €)	0.80	0.71	14%

SAP Reports 2004 Second Quarter and Six Months Results	Page 11

Consolidated Income Statements
SAP Group  2. Quarter

(unaudited)

additional information
(in EUR millions)

	2004	2003	%
Pro forma EBITDA reconciliation:
Net income	249	219	14%

Minority interest	1	1	0%
Income taxes	141	127	11%

Net income before income taxes	391	347	13%
Financial income, net	-11	-5	120%
Other non-operating income/expenses, net	11	-2	-650%

Operating Income	391	340	15%
Depreciation & Amortization	51	52	-2%
Pro forma EBITDA 2)	442	392	13%
as a % of Sales	25%	24%

Pro forma operating income reconciliation:

Operating Income	391	340	15%
LTI/STAR	29	41	-29%
Settlement of stock-based compensation programs	1	1	0%

Total stock-based compensation	30	42	-29%
Acquisition-related charges	7	6	17%

Pro-forma operating income excluding stock-based compensation & acquisition-related charges 1)	428	388	10%

SAP Reports 2004 Second Quarter and Six Months Results	Page 12

Consolidated Income Statements
SAP Group  2. Quarter

(unaudited)

additional information
(in EUR millions)

	2004	2003	%
Finance Income	11	5	120%
- thereof Impairment-related charges	0	-2	-100%

Income before income taxes	391	347	13%
Income taxes	141	127	11%
Effective Tax Rate	36%	37%

Pro forma Net income reconciliation:

Net income	249	219	14%
Stock-based compensation, net of tax	20	29	-31%
Acquisition-related charges, net of tax	4	3	33%
Impairment-related charges, net of tax	0	2	-100%
Pro forma net income excluding stock-based compensation, acquisition-related charges, and impairment-related charges 1)	273	253	8%

Pro forma EPS reconciliation:

Earnings per share (in €)	0.80	0.71	14%
Stock-based compensation	0.06	0.09	-31%
Acquisition-related charges	0.01	0.01	33%
Impairment-related charges	0.00	0.00	-100%
Pro forma EPS excluding stock-based compensation, acquisition-related charges and impairment-related charges (in €) 1)	0.87	0.81	8%
Weighted average number of Shares (in thousands)	310.888	310.580

SAP Reports 2004 Second Quarter and Six Months Results	Page 13

Consolidated Income Statements
SAP Group  1. Halfyear

(unaudited)

(in EUR millions)

	2004	2003	%
Software revenue	867	783	11%
Maintenance revenue	1.364	1,241	10%
Product revenue	2.231	2,024	10%
Consulting revenue	929	955	-3%
Training revenue	148	152	-3%
Service revenue	1.077	1,107	-3%
Other revenue	29	27	7%
Total revenue	3.337	3.158	6%

Cost of product	-382	-373	2%
Cost of service	-840	-844	0%
Research and development	-492	-459	7%
Sales and marketing	-725	-665	9%
General and administration	-174	-173	1%
Other income/expenses, net	0	-6	-100%
Total operating expense	-2.613	-2.520	4%

Operating income	724	638	13%

Other non-operating income/ expenses, net	-6	12	-150%
Financial income, net	37	8	363%
Income before income taxes	755	658	15%

Income taxes	-274	-250	10%
Minority interest	-3	-3	0%
Net income	478	405	18%

Basic earnings per share (in €)	1.54	1.31	18%

SAP Reports 2004 Second Quarter and Six Months Results	Page 14

Consolidated Income Statements
SAP Group  1. Halfyear

(unaudited)

additional information
(in EUR millions)

	2004	2003	%
Pro forma EBITDA reconciliation:

Net income	478	405	18%

Minority interest	3	3	0%
Income taxes	274	250	10%

Net income before income taxes	755	658	15%
Financial income, net	-37	-8	363%
Other non-operating income/expenses, net	6	-12	-150%

Operating Income	724	638	13%
Depreciation & Amortization	100	102	-2%
Pro forma EBITDA 2)	824	740	11%
as a % of Sales	25%	23%

Pro forma operating income reconciliation:

Operating Income	724	638	13%
LTI/STAR	22	40	-45%
Settlement of stock-based compensation programs	1	2	-50%

Total stock-based compensation	23	42	-45%
Acquisition-related charges	13	12	8%

Pro-forma operating income excluding stock-based compensation & acquisition-related charges 1)	760	692	10%

SAP Reports 2004 Second Quarter and Six Months Results	Page 15

Consolidated Income Statements
SAP Group  1. Halfyear

(unaudited)

additional information
(in EUR millions)

	2004	2003	%
Finance Income	37	8	363%
- thereof Impairment-related charges	-1	-12	-92%

Income before income taxes	755	658	15%
Income taxes	274	250	10%
Effective Tax Rate	36%	38%

Pro forma Net income reconciliation:

Net income	478	405	18%
Stock-based compensation, net of tax	15	29	-48%
Acquisition-related charges, net of tax	8	7	14%
Impairment-related charges, net of tax	1	12	-92%
Pro forma net income excluding stock-based compensation, acquisition-related charges, and impairment-related charges1)	502	453	11%

Pro forma EPS reconciliation:

Earnings per share (in €)	1.54	1.31	18%
Stock-based compensation	0.05	0.09	-48%
Acquisition-related charges	0.02	0.02	14%
Impairment-related charges	0.00	0.03	-92%
Pro forma EPS excluding stock-based compensation, acquisition-related charges and impairment-related charges (in €) 1)	1.61	1.45	11%
Weighted average number of Shares (in thousands)	310.895	310.848

SAP Reports 2004 Second Quarter and Six Months Results	Page 16

Consolidated Balance Sheets SAP Group

(unaudited) (in EUR millions)

ASSETS

	06/30/2004	12/31/2003%
Intangible assets	538	421	28%
Property, plant and equipment	1.016	1.020	0%
Financial assets	167	168	-1%

FIXED ASSETS	1.721	1.609	7%

Accounts receivables	1.534	1.771	-13%
Inventories and other assets	491	516	-5%
Liquid assets/Marketable securities	2.766	2.097	32%

CURRENT ASSETS	4.791	4.384	9%

DEFERRED TAXES	226	265	-15%

PREPAID EXPENSES	163	68	140%
TOTAL ASSETS	6.901	6.326	9%

SHAREHOLDERS’ EQUITY AND LIABILITIES

	06/30/2004	12/31/2003%
SHAREHOLDERS’ EQUITY	3.955	3.709	7%

MINORITY INTEREST	21	59	-64%

RESERVES AND ACCRUED LIABILITIES	1.444	1.567	-8%

OTHER LIABILITIES	624	686	-9%

DEFERRED INCOME	857	305	181%
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	6.901	6.326	9%
Days Sales Outstanding	74	76

SAP Reports 2004 Second Quarter and Six Months Results	Page 17

Consolidated Statements of Cash Flows SAP Group

(unaudited) (in EUR millions)

Six months ended June 30,

	2004	2003
Net income	478	405
Minority interest	3	3
Net income before minority interest	481	408
Depreciation and amortization	100	102
Gains on disposal of property, plant and equipment and marketable equity securities, net	-12	0

Write-downs of financial assets, net	4	11
Impacts of hedging	-11	3
Change in accounts receivable and other assets	301	344
Change in deferred stock compensation	-2	35
Change in reserves and liabilities	-115	-554
Change in deferred taxes	-34	36
Change in other current assets	-100	-52
Change in deferred income	552	471
Net cash provided by operating activities	1.164	804
Acquisition of minorities in subsidiaries	-156	-9
Purchase of intangible assets and property, plant and equipment	-89	-96
Purchase of financial assets	-27	-8
Proceeds from disposal of fixed assets	42	16
Change in liquid assets (maturities greater than 90 days) and marketable securities	149	-226
Net cash used in investing activities	-81	-323
Dividends paid	-249	-186
Change in treasury stock	-20	-71
Change in bonds, net	18	2
Other changes to additional paid-in-capital	5	-1
Proceeds from line of credit and long-term debt	6	122
Effect of STAR-hedges	-43	-9
Net cash used in financing activities	-283	-143
Effect of foreign exchange rates on cash	18	-21
Net increase in cash and cash equivalents	818	317
Cash and cash equivalents at the beginning of the period	1.340	1.122
Cash and cash equivalents at the end of the period	2.158	1.439

SAP Reports 2004 Second Quarter and Six Months Results	Page 18

Six Months Free Cash Flow (in €millions)
SAP Group

	6M 2004	6M 2003	% Change
Operating Cash Flow	1,164	804	+45
Capital Expenditure	-77	-90	-14

Free Cash Flow	1,087	714	+52
Total Revenue	3,337	3,158	+6
Free Cash Flow	33%	23%	+10
as a % of Revenue			Percentage
			Points

Footnote1:

SAP has provided information in 2003, 2002 and 2001 using pro forma measures on a consolidated basis and released guidance based on these measures for 2004 and 2003. Management believes that those pro forma measures provide supplemental meaningful information to the investor to fully assess our financial performance of the core operations. Management excludes stock-based compensation expenses because we have no direct influence over the actual expense of these awards once we enter into Stock-Based Compensation Plans.

Eliminated expenses in the pro forma measures are defined as follows:

•	Acquisition-related charges include amortization of intangible assets acquired in acquisitions.

•	Impairment-related charges include other than non-temporary impairment charges on minority equity investments.

•	Stock-based compensation includes expenses for stock-based compensation as defined under US GAAP (STAR and LTI 2000) as well as expenses related to the settlement of stock-based compensation plans in the context of mergers and acquisitions.

However these measures should be considered in addition to, and not as a substitute for, or superior to, operating income, cash flows, or other measures of financial performance prepared in accordance with generally accepted accounting principles. The pro forma measures used by us may be different from pro forma measures used by other companies.

Footnote2:

Management believes that pro forma EBITDA and free cash flow are widely accepted supplemental measures of evaluating operating performance and liquidity among companies. However these measures should be considered in addition to, and not as a substitute for, or superior to, operating income, cash flows, or other measures of financial performance prepared in accordance with generally accepted accounting principles.